Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* DROST, GEORGE T.	2. Issuer Name and Ticker or Trading Symbol COVEST BANCSHARES, INC. (COVB)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner ___ Officer (give ___ Other (specify title below) below)
(Last) (First) (Middle) 749 LEE STREET	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for Month/Year OCTOBER 2002
(Street) DES PLAINES IL 60016		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
COMMON STOCK	10/3/02	A	V	0.960	A	21.200	18,655	I	(1)
COMMON STOCK	10/3/02	A	V	0.720	A	21.200	2,304	I	(2)
COMMON STOCK	10/3/02	A	V	1.750	A	21.200	4,254	I	(3)
COMMON STOCK	10/3/02	A	V	1.560	A	21.200	4,202	I	(4)
COMMON STOCK							7,100	I	(5)
COMMON STOCK							10,870	I	(6)
COMMON STOCK	10/3/02	A	V	0.495	A	21.200	28,043	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (3-99)

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) BETH DROST, SPOUSE OF THE REPORTING PERSON, AS TRUSTEE FOR BETH J. DROST TRUST U/A/D 3/6/90.

(2) BETH DROST, AS TRUSTEE FOR JULIE A. DROST TRUST, CHILD OF GEORGE AND BETH DROST, U/A/D 6/14/90.

(3) BETH DROST, AS TRUSTEE FOR MICHAEL T. DROST TRUST, CHILD OF GEORGE AND BETH DROST, U/A/D 6/14/90.

(4) BETH DROST, AS TRUSTEE FOR CHARLES B. DROST TRUST, CHILD OF GEORGE AND BETH DROST, U/A/D 6/14/90.

(5) GEORGE T. DROST AS TRUSTEE U/A/D 1/1/89 DROST & KIVLAHAN LTD. PROFIT SHARING PLAN.

(6) HELD UNDER ISSUER'S DEFERRED DIRECTOR'S FEE PLAN.

(7) REPRESENTS OPTIONS GRANTED UNDER THE ISSUER'S STOCK OPTION AND INCENTIVE PLAN, A RULE 16(b) 3 PLAN.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Paul Larsen **Signature of Reporting Person	11/04/2002 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2